MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company IV, LLC

DATE:	December 16, 2011

RE:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Transition Bond Company IV, LLC
Registration Statement on Form S-3
Filed November 2, 2011
File Nos. 333-177662; 333-177662-01

Set forth below please find the responses of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”) and CenterPoint Energy Transition Bond Company IV, LLC (“Bond Company IV” and, together with CenterPoint Houston, “CenterPoint”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by Timothy S. Taylor, Baker Botts L.L.P., counsel to CenterPoint, on December 12, 2011, with respect to the Form S-3 filed with the Commission by CenterPoint on November 2, 2011, File Nos. 333-177662 and 333-177662-01 (the “Registration Statement”).

CenterPoint confirms that each of CenterPoint Energy Transition Bond Company, LLC (fka Reliant Energy Transition Bond Company LLC) (“Bondco I”) and CenterPoint Energy Transition Bond Company II, LLC (“Bondco II”) are filing reports pursuant to Section 13, 14 or 15(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with the discussions with the Staff and the practices reported on at the resolution of the comment letter process discussed in CenterPoint’s memorandum to the Staff dated December 2, 2011 that was submitted to the Staff in connection with the filing of Amendment No. 1 to the Registration Statement on December 2, 2011. In addition, CenterPoint confirms that each of Bondco I and Bondco II have filed all the material required to be filed pursuant to Section 13, 14 or 15(d) under the Exchange Act in accordance with such discussions with the Staff for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement.

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Please contact Mr. Taylor (713-229-1184) at Baker Botts L.L.P. if you have any questions about the above response, or require any further information. We appreciate your prompt attention to this matter.